Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited) Three Months Ended March 31,				Twelve Months Ended December 31,
(dollar amounts in thousands)	2013		2012		2012		2011		2010		2009		2008
Earnings:
Income (loss) before income taxes	$203,994		$205,447		$825,117		$707,234		$352,311		$(3,678,183)		$(296,008)

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	13,418		23,091		74,379		97,035		102,969		155,269		351,672

Earnings available for fixed charges, excluding interest on deposits	217,412		228,538		899,496		804,269		455,280		(3,522,914)		55,664
Add: Interest on deposits	32,035		43,780		162,167		260,051		439,050		674,101		931,679

Earnings available for fixed charges, including interest on deposits	249,447		272,318		1,061,663		1,064,320		894,330		(2,848,813)		987,343

Fixed Charges:
Interest expense, excluding interest on deposits	9,114		18,948		57,572		81,004		87,537		139,754		334,952
Interest factor in net rental expense	4,304		4,143		16,807		16,031		15,432		15,515		16,720
Preferred stock dividends	7,970		8,049		31,989		30,813		172,032		174,756		46,400

Total fixed charges, excluding interest on deposits	21,388		31,140		106,368		127,848		275,001		330,025		398,072
Add: Interest on deposits	32,035		43,780		162,167		260,051		439,050		674,101		931,679

Total fixed charges, including interest on deposits	$53,423		$74,920		$268,535		$387,899		$714,051		$1,004,126		$1,329,751

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	10.17	x	7.34	x	8.46	x	6.29	x	1.66	x	(10.67	)x	0.14	x
Including interest on deposits	4.67	x	3.63	x	3.95	x	2.74	x	1.25	x	(2.84	)x	0.74	x